SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

(Name of Subject Company—(Issuer))

EA08 Acquisition Corp.

Electronic Arts Inc.

(Names of Filing Persons—(Offeror))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

Copy to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$2,152,261,826	$84,583.89

*	Calculated solely for purposes of determining the filing fee. Calculated by multiplying $26.00, the per share tender offer price, by 82,779,301, which represents (i) 76,865,236 outstanding shares of common stock as of March 6, 2008 (according to the Subject Company’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2008), minus (ii) 10 shares of common stock beneficially owned by the filing persons as of the date hereof, and plus (iii) 5,914,075 shares of common stock subject to outstanding options as of October 31, 2007 (3,905,000 shares according to the Subject Company’s Annual Report on Form 10-K for the period ended October 31, 2007 plus 2,009,075 shares subject to options granted by the Subject Company to ZelnickMedia Corporation).

**	Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $84,583.89	Filing Parties: EA08 Acquisition Corp. Electronic Arts Inc.

Form or Registration No.: SC TO	Date Filed: March 13, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2008, as amended (the “Schedule TO”), by Electronic Arts Inc. (“Parent”) and EA08 Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc. (“Take-Two” or the “Company”) at a purchase price of $26.00 net per Share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

As permitted by General Instruction F to Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 2, including all appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 2 to Schedule TO together with the Schedule TO.

Items 1 through 9.

THE OFFER TO PURCHASE ATTACHED AS EXHIBIT (A)(1)(A) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

GENERAL AMENDMENTS

All references to Take-Two’s “2008 annual meeting of stockholders to be held on April 10, 2008” and “2008 annual meeting of stockholders scheduled to be held on April 10, 2008” in the Offer to Purchase are amended to be references to Take-Two’s “2008 annual meeting of stockholders scheduled to be held on April 17, 2008”.

All references to “12:00 midnight, New York City time, on Friday, April 11, 2008” in the Offer to Purchase are amended to be references to “11:59 p.m., New York City time, on Friday, April 18, 2008”.

COVER PAGE

The cover page of the Offer to Purchase is amended and restated as follows:

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Take-Two Interactive Software, Inc.

at

$26.00 Net Per Share

by

EA08 Acquisition Corp.

a wholly-owned subsidiary of

Electronic Arts Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M.,

NEW YORK CITY TIME, ON FRIDAY, APRIL 18, 2008,

UNLESS THE OFFER IS EXTENDED.

THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN BEFORE THE EXPIRATION OF THE OFFER AT LEAST THE

NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, WITH THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS (TOGETHER, THE “SHARES”), OF TAKE-TWO INTERACTIVE SOFTWARE, INC. (“TAKE-TWO” OR THE “COMPANY”), WHICH, TOGETHER WITH THE SHARES THEN OWNED BY ELECTRONIC ARTS INC. (“ELECTRONIC ARTS” OR “PARENT”), A DIRECT PARENT OF EA08 ACQUISITION CORP. (“PURCHASER”), AND ITS SUBSIDIARIES (INCLUDING PURCHASER), REPRESENTS AT LEAST A MAJORITY OF THE TOTAL NUMBER OF SHARES OUTSTANDING ON A FULLY-DILUTED BASIS, (II) PURCHASER BEING SATISFIED, IN ITS SOLE DISCRETION, THAT THE RESTRICTIONS ON BUSINESS COMBINATIONS WITH INTERESTED STOCKHOLDERS SET FORTH IN SECTION 203 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE ARE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (III) TAKE-TWO’S BOARD OF DIRECTORS REDEEMING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS OR ELECTRONIC ARTS BEING SATISFIED, IN ITS SOLE DISCRETION, THAT SUCH RIGHTS HAVE BEEN INVALIDATED OR ARE OTHERWISE INAPPLICABLE TO THE OFFER AND THE PROPOSED MERGER, (IV) TAKE-TWO HAVING ENTERED INTO A MERGER AGREEMENT WITH ELECTRONIC ARTS AND PURCHASER PROVIDING FOR THE CONSUMMATION OF THE OFFER AND A SECOND STEP MERGER AS CONTEMPLATED BY THIS OFFER TO PURCHASE ON TERMS SATISFACTORY TO ELECTRONIC ARTS AND PURCHASER IN THEIR REASONABLE JUDGMENT, INCLUDING REPRESENTATIONS AND WARRANTIES THAT ARE REASONABLY SATISFACTORY TO ELECTRONIC ARTS AND PURCHASER AND ARE NOT SUBJECT TO ANY EXCEPTIONS THAT REFLECT FACTS, CIRCUMSTANCES OR CONDITIONS THAT WOULD RESULT IN A FAILURE TO SATISFY ANY OTHER CONDITION TO THE OFFER AND (V) ANY APPLICABLE WAITING PERIOD UNDER THE HART-SCOTT-RODINO ANTITRUST IMPROVEMENTS ACT OF 1976, AS AMENDED, HAVING EXPIRED OR BEEN TERMINATED. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE “INTRODUCTION” AND “THE OFFER—SECTION 14—CONDITIONS OF THE OFFER”, WHICH SET FORTH IN FULL THE CONDITIONS TO THE OFFER.

AS DISCLOSED IN TAKE-TWO’S PROXY STATEMENT FOR ITS ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 17, 2008, THE COMPANY HAS SUBMITTED TO ITS STOCKHOLDERS A PROPOSAL TO AMEND THE COMPANY’S INCENTIVE STOCK PLAN TO INCREASE THE NUMBER OF SHARES RESERVED FOR ISSUANCE UNDER THAT PLAN BY 2,000,000 SHARES AND TO PERMIT THE ISSUANCE OF AWARDS UNDER SUCH PLAN TO CONSULTANTS, INCLUDING 1,500,000 SHARES OF RESTRICTED STOCK TO ZELNICKMEDIA CORPORATION. IN THE EVENT THAT THE STOCKHOLDERS OF THE COMPANY APPROVE THIS PROPOSAL, PURCHASER INTENDS TO AMEND THE OFFER TO REDUCE THE PURCHASE PRICE TO $25.74 NET PER SHARE. IF SUCH AN AMENDMENT IS MADE, PURCHASER WILL EXTEND THE OFFER TO THE EXTENT REQUIRED BY RULE 14E-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

ELECTRONIC ARTS AND PURCHASER INTEND TO CONTINUE TO SEEK TO NEGOTIATE THE ACQUISITION OF TAKE-TWO BY ELECTRONIC ARTS AND THE OFFER IS CONDITIONED ON ELECTRONIC ARTS AND PURCHASER ENTERING INTO A MERGER AGREEMENT WITH TAKE-TWO. SUBJECT TO APPLICABLE LAW, PURCHASER RESERVES THE RIGHT TO AMEND THE OFFER (INCLUDING AMENDING THE NUMBER OF SHARES TO BE PURCHASED AND THE OFFER PRICE), INCLUDING FOR PURPOSES OF NEGOTIATING OR ENTERING INTO A MERGER AGREEMENT WITH THE COMPANY. IF REQUESTED BY THE COMPANY, ANY SUCH MERGER AGREEMENT MAY CONTEMPLATE THE TERMINATION OF THE OFFER. IN THE EVENT THAT PARENT, PURCHASER AND THE COMPANY ENTER INTO A MERGER AGREEMENT THAT REQUIRES THAT THE OFFER BE TERMINATED, THE SHARES WOULD, UPON CONSUMMATION OF SUCH MERGER, BE CONVERTED INTO THE RIGHT TO RECEIVE THE CONSIDERATION PROVIDED FOR IN SUCH MERGER AGREEMENT.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

IMPORTANT

Any stockholder of the Company desiring to tender Shares in the Offer should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, have such stockholder’s signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to U.S. Bank National Association, the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer—Section 3—Procedure for Tendering Shares” or (ii) give instructions to such stockholder’s broker, dealer, commercial bank, trust company or other nominee to tender such stockholder’s Shares for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The associated preferred stock purchase rights are currently evidenced by the certificates representing the Shares and, by tendering Shares, a stockholder will also tender the associated preferred stock purchase rights. If the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning the Company”) occurs, stockholders will be required to tender one associated preferred stock purchase right for each Share tendered in order to effect a valid tender of such Share.

Any stockholder who desires to tender Shares and whose certificates representing such Shares (including, if applicable, associated preferred stock purchase rights) are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares (including, if applicable, associated preferred stock purchase rights) pursuant to the guaranteed delivery procedure set forth in “The Offer—Section 3—Procedure for Tendering Shares”.

Any questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers, in each case, as set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

NEITHER THIS OFFER TO PURCHASE NOR THE OFFER CONSTITUTES A SOLICITATION OF PROXIES IN CONNECTION WITH ANY MATTER TO BE CONSIDERED AT TAKE-TWO’S 2008 ANNUAL MEETING OF STOCKHOLDERS SCHEDULED TO BE HELD ON APRIL 17, 2008. NEITHER ELECTRONIC ARTS NOR PURCHASER IS SOLICITING, OR INTENDS TO SOLICIT, PROXIES IN RESPECT OF ANY MATTER TO BE CONSIDERED AT TAKE-TWO’S 2008 ANNUAL MEETING. IN ADDITION, NEITHER THIS OFFER TO PURCHASE NOR THE OFFER CONSTITUTES A SOLICITATION OF CONSENTS FROM TAKE-TWO’S STOCKHOLDERS. ANY SOLICITATION WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY OR CONSENT SOLICITATION MATERIALS COMPLYING WITH ALL APPLICABLE REQUIREMENTS OF SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.

The Dealer Manager for the Offer is:

March 13, 2008

SUMMARY TERM SHEET

The first paragraph of “SUMMARY TERM SHEET” is deleted in its entirety and replaced with the following paragraph:

“EA08 Acquisition Corp., a wholly-owned subsidiary of Electronic Arts Inc., is offering to purchase all issued and outstanding shares of common stock, par value $.01 per share, of Take-Two Interactive Software, Inc. (together with the associated preferred stock purchase rights), for $26.00 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the legal terms of the Offer, you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety. Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers, in each case, as set forth on the back cover of this Offer to Purchase.”

The answer to the question “What securities are you offering to purchase?” is deleted in its entirety and replaced with the following bullet point paragraph:

“•	We are offering to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights, of Take-Two. We refer to one share of Take-Two common stock, together with the associated preferred stock purchase right, as a “share” or “Share”. See “Introduction” and “The Offer—Section 1—Terms of the Offer”.”

The answer to the question “What are the most significant conditions to the offer?” is amended to add the following bullet point paragraph after the third bullet point in such answer:

“•	Take-Two’s board of directors has redeemed the associated preferred stock purchase rights or Electronic Arts is satisfied, in its sole discretion, that such rights have been invalidated or are otherwise inapplicable to the offer and the proposed second-step merger or any other business combination involving Electronic Arts or any of its subsidiaries (including Purchaser) and Take-Two;”

INTRODUCTION

The first paragraph of “INTRODUCTION” is deleted in its entirety and replaced with the following paragraph:

“We, EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc., a Delaware corporation (“Parent” or “Electronic Arts”), are offering to purchase all issued and outstanding shares of common stock, par value $.01 per share (the “Common Stock”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two” or the “Company”), and the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Stockholder Rights Agreement, dated as of March 24, 2008, between Take-Two and American Stock Transfer & Trust Company, as rights agent (the “Rights Agreement”), for $26.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the “Offer”). Electronic Arts is one of the world’s leading interactive entertainment software companies.”

The third paragraph of “INTRODUCTION” is amended to add the following clause, and clauses (3) and (4) of such paragraph shall be renumbered as clauses (4) and (5), respectively:

“(3)	Take-Two’s board of directors having redeemed the Rights or Electronic Arts being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger. We refer to this condition in this Offer to Purchase as the “Rights Condition”;

As disclosed in the Company’s Current Report on Form 8-K filed on March 26, 2008 with the SEC (the “March 26 Form 8-K”), on March 24, 2008, Take-Two’s Board of Directors adopted and entered into the Rights Agreement and declared a distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on April 7, 2008, and for each share of Common Stock issued (including shares of Common Stock issued from the Company’s treasury) by the Company thereafter and prior to the Distribution Date (as defined in “The Offer—Section 8—Certain Information Concerning the Company”). Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series B Preferred Stock, par value $0.01 per share, at a price of $42.50 per Unit, subject to adjustment. The Company has publicly disclosed that its Board of Directors has committed to redeem the Rights 180 days after the date of adoption of the Rights Agreement. See “The Offer—Section 8—Certain Information Concerning the Company”.”

The second sentence of the ninth paragraph of “INTRODUCTION” is amended by inserting the following parenthetical at the end of clause (3) set forth in such sentence: “(other than the amendments to the bylaws of the Company adopted by Take-Two’s Board of Directors on March 24, 2008 as disclosed in Item 5.03 of the March 26 Form 8-K)”.

The first sentence of the tenth paragraph of “INTRODUCTION” is amended by inserting after the phrase “the Section 203 Condition” the phrase “, the Rights Condition”.

THE OFFER

Section 1—Terms of the Offer

The first sentence of the second paragraph of “The Offer—Section 1—Terms of the Offer” is amended by inserting after the phrase “the 203 Condition,” the phrase “the Rights Condition,”.

“The Offer—Section 1—Terms of the Offer” is amended by inserting after the fifth paragraph thereof the following:

“As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering a similar number of Rights. If, however, the Rights detach and separate certificates evidencing the Rights are issued, tendering stockholders will be required to deliver Rights certificates with the Common Stock.”

Section 2—Acceptance for Payment and Payment

The second paragraph of “The Offer—Section 2—Acceptance for Payment and Payment” is amended by deleting clause (1) thereof in its entirety and replacing it with the following:

“(1)	the share certificates representing such Shares and, if the Distribution Date occurs, certificates representing the associated Rights, or timely confirmation (a “Book-Entry Confirmation”) of the book-entry transfer of such Shares and, if the Distribution Date occurs, the Rights (if such procedure is available), into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in “The Offer—Section 3—Procedure for Tendering Shares”;”

Section 3—Procedure for Tendering Shares

The first paragraph of “The Offer—Section 3—Procedure for Tendering Shares” is amended by deleting clause (1) thereof in its entirety and replacing it with the following:

“(1)

on or prior to the Expiration Date, (a) share certificates representing tendered Shares (including, if the Distribution Date occurs, certificates for the Rights) must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or such Shares (including, if the Distribution Date occurs, the Rights) must be tendered pursuant to the book-entry transfer procedures set forth below and a Book-Entry Confirmation must be received by the Depositary, (b) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer of Shares (including, if the Distribution Date occurs, the Rights (if such procedure is available)) must be received by the Depositary at one of such addresses and (c) any other documents required by the Letter of Transmittal must be received by the Depositary at one of such addresses, or”

The sixth through eleventh paragraphs of “The Offer—Section 3—Procedure for Tendering Shares” are amended by inserting after each occurrence of the phrase “share certificates representing the Shares”, “share certificates representing such Shares” or “share certificates representing tendered Shares” therein the parenthetical “(including, if the Distribution Date occurs, certificates for the Rights)”.

Section 4—Withdrawal Rights

The second sentence of the second paragraph of “The Offer—Section 4—Withdrawal Rights” is amended by inserting after the phrase “share certificates evidencing Shares” the phrase “(including, if the Distribution Date occurs, certificates for the Rights)”.

Section 8—Certain Information Concerning the Company

“The Offer—Section 8—Certain Information Concerning the Company” is amended by inserting after the second paragraph thereof and before the paragraph entitled “Additional Information” the following:

“Preferred Stock Purchase Rights; Series B Preferred Stock. The following description of the Rights and the Preferred Stock (as defined below) is based upon publicly available documents filed by Take-Two with the SEC. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is filed as Exhibit 4.1 to the Company’s registration statement on Form 8-A filed with the SEC on March 26, 2008.

On March 24, 2008, the Company entered into the Rights Agreement with American Stock Transfer & Trust Company (the “Rights Agent”). In connection therewith, the Company’s board of directors declared a distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on April 7, 2008 (the “Rights Record Date”) and for each share of Common Stock issued (including shares of Common Stock issued from the Company’s treasury) by the Company thereafter and prior to the Distribution Date. Each Right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from the Company one one-thousandth of a share of the Company’s Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $42.50 per Unit, subject to adjustment (the “Purchase Price”).

Initially, the Rights will attach to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the shares of Common Stock and the “Distribution Date” will occur upon the earlier of (i) ten business days following a public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below), or (ii) either (x) with respect to any tender or exchange offer not pending on the date of the execution of the Rights Agreement, ten business days (or such later date as may be determined by the Company’s Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender or exchange offer that would result in a person or group of affiliated and associated persons beneficially owning an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Common Stock and other voting securities of the Company (the “Voting Securities”) or (y) with respect to any tender or exchange offer pending on the date of the Rights Agreement, simultaneously with the acceptance for payment of the shares tendered pursuant to such tender offer, if upon consummation thereof, such person would be the beneficial owner of shares of Voting Securities representing 20% or more of the total Voting Securities then outstanding. Until the Distribution Date, (i) the Rights will be evidenced by certificates for shares of Common Stock and will be transferred with and only with such share certificates, (ii) new share certificates for shares of

Common Stock issued after the Rights Record Date (including shares of Common Stock distributed from the Company’s treasury) will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates representing outstanding shares of Common Stock will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates.

An “Acquiring Person” is a person or group of affiliated or associated persons that has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of an aggregate of 20% or more of the total voting power represented by all the then outstanding shares of Voting Securities. The following, however, are not considered Acquiring Persons under the Rights Agreement: (1) the Company, its subsidiaries, any employee benefit plan of the Company or any of its subsidiaries, or any entity holding shares of Voting Securities pursuant to the terms of any such plan; (2) any person or group that becomes the beneficial owner of 20% or more of the total voting power represented by all the then outstanding Voting Securities solely as a result of the acquisition of Voting Securities by the Company, unless such person or group thereafter acquires beneficial ownership of additional Voting Securities; (3) subject to certain conditions set forth in the Rights Agreement, a person or group that otherwise would have become an Acquiring Person as a result of an inadvertent acquisition of 20% or more of the total voting power represented by all the then outstanding Voting Securities; and (4) subject to certain conditions set forth in the Rights Agreement, any person or group that would otherwise be deemed an Acquiring Person upon adoption of the Rights Agreement (a “Grandfathered Stockholder”). Except as provided in the Rights Agreement, a person or group that is a Grandfathered Stockholder will cease to be a Grandfathered Stockholder and will become an Acquiring Person if, after adoption of the Rights Agreement, such Grandfathered Stockholder acquires beneficial ownership of additional Voting Securities in excess of two percent of the number of shares of Common Stock outstanding as of March 24, 2008.

The Rights are not exercisable until the Distribution Date and will expire on the third anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of shares of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights.

If a person or group of affiliated or associated persons becomes an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, shares of Preferred Stock, other securities, cash, property or a combination thereof) having a value equal to two times the exercise price of the Right. The exercise price is the Purchase Price multiplied by the number of one one-thousandths of a share of Preferred Stock issuable upon exercise of a Right prior to the events described in this paragraph.

Notwithstanding any of the foregoing, following the time any person or group becomes an Acquiring Person, all Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by any Acquiring Person or its affiliates or associates will be null and void.

In the event that, at any time after a person or group becomes an Acquiring Person, (i) Take-Two is acquired in a merger or other business combination with another company and Take-Two is not the surviving corporation, (ii) another company consolidates or merges with Take-Two and all or part of the shares of Common Stock are converted or exchanged for other securities, cash, or property, or (iii) 50% or more of the consolidated assets or earning power of Take-Two and its subsidiaries is sold or transferred to another company, then each holder of a Right (except Rights that previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock or other equity interest of the ultimate parent of such other company having a value equal to two times the exercise price of the Right.

The Purchase Price payable, and the number of shares of Preferred Stock (or other securities, as applicable) issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends or dividends payable in the Preferred Stock) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent of the Purchase Price. The Company is not required to issue fractional Preferred Shares (other than fractional shares that are integral multiples of one one-thousandth of a share). In lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock prior to the date of exercise.

At any time prior to such time as any person or group or affiliated or associated persons becomes an Acquiring Person, the Company’s Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.0001 per Right, rounded up to the nearest whole cent (subject to adjustment in certain events) (the “Redemption Price”). Immediately upon the action of the Company’s Board of Directors ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of such Rights will be to receive the Redemption Price for each Right held. The Company’s Board of Directors has committed to redeem the Rights 180 days after the date of the adoption of the stockholders rights plan.

At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and before any such Acquiring Person becomes the beneficial owner of 50% or more of the total voting power of the aggregate of all shares of Voting Securities then outstanding, the Take-Two Board of Directors, at its option, may exchange each Right (other than Rights that previously have become void as described above) in whole or in part, for Shares at an exchange ratio of one share of Common Stock (or under certain circumstances one Unit of Preferred Stock or equivalent preferred stock) per Right (subject to adjustment in certain events).

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration).

Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Rights in order to cure any ambiguity, defect, or inconsistency or to make any other changes that the Take-Two Board of Directors may deem necessary or desirable. After any person or group of affiliated or associated persons becomes an Acquiring Person, the provisions of the Rights Agreement may not be amended in any manner that would adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person).

The Preferred Stock that may be acquired upon exercise of the Rights will not be redeemable and will rank junior to any other shares of preferred stock that may be issued by the Company with respect to the payment of dividends and as to distribution of assets in liquidation.

Each share of Preferred Stock will have a minimum preferential quarterly dividend of the greater of $1.00 per share or 1,000 times the aggregate per share amount of any cash dividend declared on the shares of Common Stock since the immediately preceding quarterly dividend, subject to certain adjustments. In the event of liquidation, the holder of Preferred Stock will be entitled to receive a cash preferred liquidation payment per share equal to the greater of $1.00 (plus accrued and unpaid dividends thereon) or 1,000 times the amount paid in respect of a share of Common Stock, subject to certain adjustments.

Generally, each share of Preferred Stock will vote together with the shares of Common Stock and any other class or series of capital stock entitled to vote on such matter, and will be entitled to 1,000 votes per share, subject to certain adjustments. The holders of the Preferred Stock, voting as a separate class, shall be entitled to elect two directors if dividends on the Preferred Stock are in arrears in an amount equal to six quarterly dividends thereon.

In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the aggregate per share amount of stock, securities, cash or other property paid in respect of each share of Common Stock, subject to certain adjustments.

The rights of holders of the Preferred Stock to dividend, liquidation and voting rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock is expected to approximate the economic value of one share of Common Stock.

The Offer is conditioned upon, among other things, the Rights Condition. See “The Offer—Section 14—Conditions of the Offer”. Company stockholders will be required to tender one Right for each share of Common Stock tendered in order to effect a valid tender of Shares in accordance with the procedures set forth in “The Offer—Section 3—Procedures for Tendering Shares”. Unless the Distribution Date occurs, a tender of Common Stock will also constitute a tender of the Rights.”

Section 12–Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights

The last sentence of the first paragraph of “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” is amended by inserting after the phrase “the Section 203 Condition” the phrase “and the Rights Condition”.

The fourth sentence of the third paragraph of “The Offer—Section 12—Purpose of the Offer; Plans for the Company; Statutory Requirements; Approval of the Merger; Appraisal Rights” is amended by inserting after the phrase “the Section 203 Condition,” the phrase “the Rights Condition,”.

Section 14—Conditions of the Offer

The first sentence of the first paragraph of “The Offer—Section 14—Conditions of the Offer” is amended by inserting after the phrase “the HSR Condition,” the phrase “the Rights Condition,”.

Clause (7) of “The Offer—Section 14—Conditions of the Offer” is deleted in its entirety and replaced with the following:

“(7) the Company or any of its subsidiaries has (a) split, combined, reclassified or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities or equity interests (other than a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on March 26, 2008), (c) issued or sold, or authorized or proposed the issuance, distribution or sale of, any additional Shares, shares of any other class or series of capital stock or other equity interests, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than (x) the issuance of Shares pursuant to and in accordance with the terms in effect on the date of this Offer to Purchase of employee stock options outstanding prior to such date, (y) a distribution of the certificates representing the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on March 26, 2008 and (z) if the stockholders of Take-Two approve the amendments to the Company’s Incentive Stock Plan described in “Introduction” above, the issuance of up to (but not exceeding) 1,500,000 shares of restricted stock of the Company to ZelnickMedia pursuant to and on the terms disclosed in the Second Amendment to Management Agreement, dated February 14, 2008 (the “Second Amendment”), to the Management Agreement, dated March 30, 2007, by and between ZelnickMedia and Take-Two, as amended on July 26, 2007, filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 15, 2008 (the “Management Agreement”) provided that

Take-Two has publicly announced the results of the stockholder vote related to such amendments), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the certificates representing the Rights or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect on March 26, 2008), (f) altered or proposed to alter any material term of any outstanding security (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the Merger), (g) issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business consistent with past practice, or any debt containing, in the reasonable judgment of Purchaser, burdensome covenants or security provisions, (h) authorized, recommended, proposed, announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business consistent with past practice, (i) authorized, recommended, proposed, announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates, (j) acquired or authorized, recommended or proposed to acquire, any business or assets material to the Company or any of its affiliates (except purchases of inventory in the ordinary course of business consistent with past practice), (k) adopted, established or entered into any new employment, change in control, severance compensation or similar agreement, arrangement or plan with or for one or more of its employees, consultants, directors or affiliates, or adopted, established or entered into or amended, or made grants or awards pursuant to, any agreements (including, without limitation, the Management Agreement), arrangements or plans (other than the amendments expressly disclosed in the March 26 Form 8-K to the employment agreements of each of Lainie Goldstein, Seth Krauss and Gary Dale, the Company’s Chief Financial Officer, Executive Vice President and General Counsel and Executive Vice President, respectively) so as to provide for increased benefits to, or otherwise taken any action (including, without limitation, by any resolution or other action of the Board of Directors of the Company or any of its subsidiaries or any committee thereof) to provide for acceleration of any awards under any agreements, arrangements or plans affecting, one or more employees, consultants, directors or affiliates, whether or not as a result of or in connection with the transactions contemplated by the Offer or the Merger or any other business combination with the Company, or we shall have become aware of any such action which has not been publicly disclosed prior to the date of this Offer to Purchase, (l) except as may be required by law, taken any action to adopt, establish, terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced or (m) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) (other than the amendments to the Company’s bylaws expressly disclosed in the March 26 Form 8-K) or we become aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) which has not been publicly disclosed prior to the date of this Offer to Purchase; or”

THE FORM OF LETTER OF TRANSMITTAL ATTACHED AS EXHIBIT (A)(1)(B) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The cover page of the Letter of Transmittal is amended to include the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “Tender Shares of Common Stock” on the third line of the cover page.

All references to “12:00 midnight, New York City time, on Friday, April 11, 2008” in the Letter of Transmittal are amended to be references to “11:59 p.m., New York City time, on Friday, April 18, 2008”.

The first paragraph at page 3 of the Letter of Transmittal is deleted in its entirety and placed with the following paragraph:

“Holders whose certificates evidencing Shares (including, if the Distribution Date (as defined in the Offer to Purchase) occurs, certificates for the associated preferred stock purchase rights) (any such certificates, “Share Certificates”) are not immediately available or who cannot deliver their Share Certificates and all other documents required hereby to the Depositary prior to the Expiration Date (as defined in the “The Offer—Section 1—Terms of the Offer” of the Offer to Purchase) or who cannot complete the procedure for delivery by book-entry transfer on a timely basis and who wish to tender their Shares must do so pursuant to the guaranteed delivery procedure described in “The Offer—Section 3—Procedures for Tendering Shares” of the Offer to Purchase. See Instruction 2.”

The first sentence of the letter to stockholders at page 3 of the Letter of Transmittal is deleted in its entirety and replaced with the following sentence:

“The undersigned hereby tenders to EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc. (“Electronic Arts” or “Parent”), the above-described shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two” or the “Company”), for $26.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements hereto or thereto, collectively constitute the “Offer”).”

The third sentence of the letter to stockholders at page 3 of the Letter of Transmittal is amended to replace the reference to “Take-Two’s 2008 annual meeting of stockholders to be held on April 10, 2008” with “Take-Two’s 2008 annual meeting of stockholders to be held on April 17, 2008”.

THE FORM OF NOTICE OF GUARANTEED DELIVERY ATTACHED AS EXHIBIT (A)(1)(C) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The cover page of the Notice of Guaranteed Delivery is amended to include the phrase “(Including the Associated Preferred Stock Purchase Rights)” immediately following the phrase “Tender Shares of Common Stock” on the third line of the cover page and to replace clause (i) in the first paragraph thereof with the following: “(i) if certificates (the “Share Certificates”) evidencing shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), are not immediately available,”.

All references to “12:00 midnight, New York City time, on Friday, April 11, 2008” in the Notice of Guaranteed Delivery are amended to be references to “11:59 p.m., New York City time, on Friday, April 18, 2008”.

THE FORM OF LETTER FROM PURCHASER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(D) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

All references to “12:00 midnight, New York City time, on Friday, April 11, 2008” in the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are amended to be references to “11:59 p.m., New York City time, on Friday, April 18, 2008”.

The first paragraph on the first page of the form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:

“EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc., a Delaware corporation (“Electronic Arts”), is offering to purchase all the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), at a price of $26.00 per Share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee.”

The second paragraph on the first page of the form of Letter from Purchase to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is amended to replace the reference to Take-Two’s “2008 annual meeting of stockholders, to be held on April 10, 2008” with Take-Two’s “2008 annual meeting of stockholders, to be held on April 17, 2008”.

THE FORM OF LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND NOMINEES ATTACHED AS EXHIBIT (A)(1)(E) TO THE SCHEDULE TO IS AMENDED AS FOLLOWS:

The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

All references to “12:00 midnight, New York City time, on Friday, April 11, 2008” in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees are amended to be references to “11:59 p.m., New York City time, on Friday, April 18, 2008”.

The first paragraph on the first page of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:

“Enclosed for your consideration are an Offer to Purchase dated March 13, 2008 (the “Offer to Purchase”), and a related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) relating to the offer by EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc. (“Electronic Arts”), to purchase all the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (the “Rights”) (the common stock, together with the Rights, the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), at a price of $26.00 per Share net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer.”

The fifth paragraph of the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:

“Your attention is directed to the following:

1. The offer price is $26.00 per Share, net to you in cash (subject to applicable withholding taxes), without interest.

2. Purchaser intends to amend the Offer to reduce the offer price to $25.74 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest (which reflects the reduction required if such shares are issued to keep the aggregate amount to be paid by Purchaser in the Offer and the Merger the same as would be paid if such shares were not issued, assuming the capitalization of Take-Two described in “Introduction” to the Offer to Purchase), in the event that the stockholders of Take-Two approve, at Take-Two’s 2008 annual meeting of stockholders to be held on April 17, 2008, amendments to Take-Two’s Incentive Stock Plan to increase the number of shares reserved for issuance under the Plan and to permit the issuance of awards under such plan to consultants. If such an amendment is made, Purchaser will extend the Offer to the extent required by applicable law.

3. The Offer is being made for all issued and outstanding Shares.

4. The Offer and withdrawal rights expire at 11:59 p.m., New York City time, on Friday, April 18, 2008, unless the Offer is extended.

5. The Offer is conditioned upon (i) there having been validly tendered and not withdrawn before the expiration of the Offer at least the number of Shares, which, together with the Shares then owned by Electronic Arts and its subsidiaries (including Purchaser), represents at least a majority of the total number of Shares outstanding on a fully-diluted basis (taking into account, without limitation, all shares issuable upon the exercise of any options, warrants, convertible securities or rights or pursuant to other contractual obligations) on the date of the purchase of Shares pursuant to the Offer, (ii) Purchaser being satisfied, in its sole discretion, that the restrictions on business combinations with interested stockholders set forth in Section 203 of the General Corporation Law of the State of Delaware are inapplicable to the Offer and the Merger, (iii) Take-Two’s board of directors having redeemed the Rights or Electronic Arts being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Merger, (iv) Take-Two having entered into a merger agreement with Electronic Arts and Purchaser providing for the consummation of the Offer and the Merger on terms satisfactory to Electronic Arts and Purchaser in their reasonable judgment, including representations and warranties that are reasonably satisfactory to Electronic Arts and Purchaser and are not subject to any exceptions that reflect facts, circumstances or conditions that would result in a failure to satisfy any other condition to the Offer and (v) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or having been terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions set forth in the Offer to Purchase.

6. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the transfer and sale of Shares pursuant to the Offer. However, federal income tax backup withholding at a rate of 28% may be required, unless an exemption is provided or unless the required taxpayer identification information is provided. See Instruction 8 of the Letter of Transmittal.”

The phrase “(Including the Associated Preferred Stock Purchase Rights)” shall be inserted immediately following the phrase “All Outstanding Shares of Common Stock” on the second line of the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

The first paragraph on the Instructions Form included in the form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees is deleted in its entirety and replaced with the following:

“The undersigned acknowledge(s) receipt of your letter, the enclosed Offer to Purchase dated March 13, 2008, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), in connection with the offer by EA08 Acquisition Corp., a wholly-owned subsidiary of Electronic Arts Inc., to purchase all the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc.”

Item 11.	Additional Information

As reflected in the amendments to the Offer set forth in this Amendment No. 2, and as a result of the postponement of Take-Two’s 2008 annual meeting of stockholders to April 17, 2008, on March 28, 2008, Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on Friday, April 18, 2008, unless further extended. As of 5:00 p.m., New York City time, on March 27, 2008, approximately 5,000 Shares had been tendered in and not withdrawn from the Offer.

The full text of the press release issued by Parent on March 28, 2008 announcing the amendment of its Offer, including the extension of the Offer, is filed as Exhibit (a)(5)(I) hereto and is incorporated by reference herein.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated March 13, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).
(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008.

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2008.

ELECTRONIC ARTS INC.

By:	/s/ Stephen G. Bené
Name: Stephen G. Bené Title: Senior Vice President, General Counsel, and Secretary

EA08 ACQUISITION CORP.

By:	/s/ Stephen G. Bené
Name: Stephen G. Bené Title: Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated March 13, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008.

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed